FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Total Voting Rights and Capital

In
 conformity with
Disclosure and
Transparency
Rule 5.6.1R
,
GlaxoSmithKline plc ("the Company")
hereby notifies the market of the following:

The Company's issued share capital as at
30 September

2009 consisted of
5,662,
902,704
Ordinary shares of 25p each with voting rights, of
which
474,194,158
Ordinary shares are held in Treasury.

Therefore, the
 total number of voting rights in the Company is

5,188,708,546
. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required
 to notify their interest in, or a change to their interest in, the Company
under the
Financial Services Authority's
 Disclosure and Transparency Rules
.

S M Bicknell
Company Secretary

1 October

2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 1 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc